UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.

(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

+972 (4) 865-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

The Company hereby notifies that during the 2021 Annual Meeting of Shareholders of the Company that was held yesterday, May 12, 2021, the following resolutions were approved by the shareholders of the Company:

1.	Election of Directors

The following directors were elected to serve on the board until the next annual meeting of shareholders:

•	Mr. Yair Seroussi (Chairman, incumbent)
•	Mr. Nir Epstein (incumbent)
•	Mr. Flemming Jacobs (incumbent)
•	Mr. Karsten Liebing (incumbent)
•	Mr. Birger Meyer (incumbent)
•	Mr. Yair Caspi (incumbent)
•	Mr. Yoav Sebba (incumbent)
•	Mr. William (Bill) Shaul (new)
•	Ms. Liat Tennenholtz (new)

2.	Nomination of Independent Auditor

The re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: May 13, 2021